Management’s Discussion and Analysis

September 30, 2007

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This Management’s Discussion and Analysis (MD&A) is dated November 14, 2007, and should be read in conjunction with the unaudited financial statements for the nine months ended September 30, 2007, the audited financial statements for the year ended December 31, 2006, and the accompanying MD&A for that period. This and other information relating to Genoil Inc. are available on SEDAR at www.sedar.com.

BUSINESS OF THE CORPORATION

Genoil Inc. is an international engineering technology development company based in Alberta, Canada. The company has developed innovative hydrocarbon, oil and water separation, and marine technologies.

The company specializes in heavy oil upgrading, process system optimization, development, engineering, design and equipment supply, installation, start up and commissioning of services to specific oil production, refining and related markets.

Genoil has designed and developed the Genoil Hydroconversion Upgrader (GHU), an improved process that upgrades and increases the yields of high sulphur, acidic, heavy crude oils and heavy refinery feed stocks, bitumen and refinery residues into light, clean transportation fuels; and the Crystal Sea Separator, a bilge water treatment system which has successfully met or exceeded the highest guidelines and standards of the United States Coast Guard and the International Maritime Organization’s MEPC Resolution 107 (49) MEP for pollution prevention equipment for ship bilges.

The Company currently has 19 full time employees and 5 full time contracted consultants located in three principal offices – Calgary, AB, Edmonton AB, and New York, NY. In addition, the Company operates an oil upgrading pilot facility in Two Hills, AB, with a capacity of 10 barrels per day where heavy oil and residue samples are upgraded for potential clients testing.

Genoil’s sales and marketing operations are run through a network of commissioned technical sales agents in 36 countries.

The Company’s securities trade on both the TSX Venture Exchange (Symbol: GNO) and the NASDAQ OTC Bulletin Board (Symbol: GNOLF).

The Company has not generated revenues from its technologies to date and has funded its near term operations by way of capital stock private placements and short-term loans.

Genoil Hydroconversion Upgrader

Genoil is primarily involved in the development and commercial applications of its proprietary heavy oil upgrading technology – the Genoil Hydroconversion Upgrader (GHU).

The GHU converts sour (high sulphur), heavy hydrocarbon feed stocks into lighter oil with higher quality distillates for conventional refining. The GHU process uses a hydrogen enrichment methodology based on catalytic hydrogenation and flash separation.

The GHU’s unique intellectual property is in its hydroconversion design and mixing devices. A GHU provides greater mass/heat transfer between hydrogen, crude and catalyst. As a result, hydroconversion can be achieved at mild operating conditions.

Sour, acidic, heavy crude and residual by-products are converted into lighter distillates, increasing API (lower density), while maximizing denitrogenation, desulphurisation and demetalisation to meet new regulatory requirements. The upgraded crude product will have higher yields of naphtha, distillates and vacuum gas oil with reduced levels of contaminants such as sulphur, nitrogen and metals. Genoil’s process is designed specifically to eliminate most of the sulphur from the feed stocks.

Genoil has both a US and a Canadian patent for its GHU process. Its pilot plant in Alberta has progressed through the development stage and the costs of commercialization have been expensed.

Maxis Oil Water Separator

Genoil’s Maxis product line uses a hydrocyclone system to provide pre-treatment and de-watering of crude emulsions. The flexibility and versatility of the Maxis technology allows this system to be applied in a wide variety of industries and applications.

Genoil will continue its product development phase for Maxis and currently has proposals on the table with two major oil companies based on the Maxis technology. Additionally, the Company is beginning to apply its Maxis technology to water purification and environmental cleanup applications.

Crystal Oil and Water Separators

Genoil’s Crystal oil and water separator is a compact unit that is able to handle small volumes (from 2 GPM to 20 GPM) using a compartmental process. Genoil has initiated work on the Crystal 3-phase oil-water separation technology.

Additionally, Genoil has successfully completed testing on its improved Crystal Sea bilge water separator at Testing Service, Inc., in Salt Lake City, Utah, meeting IMO MEPC 107 (49) resolution and receiving the United States Coast Guard certification, which requires bilge water separators to have an effluent discharge of less than 15 ppm impurities for territorial water and less that 5 ppm for discharge into inland waters.

The Crystal Sea is the newest generation of our existing Crystal technology. In the view of management, the Crystal Sea has advantages over competing models including a smaller footprint, a simple operating system, no requirement for back washing or flushing with fresh water or sea water, very little use of water and no moving parts, except for a pump. In addition to that, the oil removed using the Genoil bilge cleaner is dry enough and of a quality that it can be reused by other utilities aboard.

Marketing of the Crystal Sea is now under way in the US and other global markets. A prototype was presented to a major shipping line for possible installation. Management estimates the Crystal Sea bilge cleaner has a potential 50,000 ship market as all ships over 200 tons that ply the international waters need to be outfitted with a device of this nature. All new ships being built this year are required to have a bilge water cleaner and every other ship is required to have installed one (or more) by 2009.

The Company continues to focus its efforts on securing commercial applications for its heavy oil upgrading and oil-water separation technologies and exploring new avenues in energy related industries.

BUSINESS PROSPECTS

During the quarter ended September 30, 2007, the Company did not generate any revenue. The Company does not expect to generate significant revenue or cash flow from its technologies or services in the fourth quarter of 2007, and possibly beyond.

The Company expects revenue and cash flow to be generated in staged phases following the execution of definitive agreements for the design, implementation and procurement of its GHU systems and/or the licensing of its intellectual property.

The Corporation has accumulated losses of $52 million to date and is not realizing any cash flow as it has not to date attained commercial operations in connection with its various patents and technology rights.

Since inception, Genoil has principally been a technology development company. Since 2005, commercialization efforts have been underway for Genoil’s GHU. Genoil is marketing its GHU (and related engineering and design services) to refiners and producers of sour, heavy crude around the world. The Company believes that there is strong market potential for this technology. The commercialization of Genoil’s GHU represents the next key phase in the Company’s growth.

ACTIVITIES

On April 25th, 2007 the Company had announced that it entered into a definitive testing agreement with Hebei Zhongjie Petrochemical Group Company Ltd. ("HZ") for testing of their heavy oil at Genoil's pilot plant, following a letter of intent signed in October 2006. The oil samples of the M180 and HZ refining residual oil blend were shipped to Genoil’s pilot facility and testing was completed in September 2007 with expected results, showing a significant improvement in the quality of upgraded oil versus the feed stock after processing through the GHU. Genoil has also completed all laboratory analysis, and a set of results and upgraded oil samples were sent to a laboratory in China for a second round of testing and verification of the GHU upgrading results.

The final design and operating conditions for the Genoil GHU upgrader installation will be established based on the data gathered during this testing phase, allowing Genoil to proceed with completion of the FEED (Front End Engineering & Design) package for the proposed 20,000 bpd Genoil GHU upgrading complex at Hebei Zhongjie’s refinery in Nampaihe Town, Huanghua City, Hebei, China. Construction remains subject to the completion of the definitive agreement between the parties and appropriate financing. The project is on schedule with an estimated completion and start-up date of late 2009 or beginning of 2010.

Continuing with the GHU commercialization efforts, Genoil announced in October that it had signed a binding Memorandum of Understanding (MoU) with Stone & Webster International, Inc. (SWI) Under this MoU both parties will jointly participate in the marketing and further development of the GHU technology and will share the royalties from the licensing of the GHU technology. SWI, a wholly owned subsidiary of The Shaw Group Inc. (NYSE: SGR), is a global leader in the development, engineering, design and construction of facilities supporting domestic and international power generation.

Genoil Inc. appointed new experienced staff to manage its global business development and Middle East operations, for globally promoting the company’s GHU heavy oil upgrading technology in that area. In addition to this and with regards to the efforts towards the commercialization of the new

Crystal Sea bilge water treatment system, Genoil also appointed an exclusive marketing and sales person.

In August 2006, Genoil and Steaua Romana, a Romanian refining group, signed a Memorandum of Understanding to upgrade the residues of their 11,000 bpd refinery. Recently, the Company has submitted new simulation numbers to them, which are now undergoing economic evaluation.

The Company has signed a joint operating agreement with Aquamation in Houston Texas. Under this agreement the Company has been providing engineering services to Aquamation.

As another step in its intellectual property protection, Genoil’s GHU technology patent has been approved by the Canadian Intellectual Property Office on September 29, 2007, with patent number 2,306,069. The US patent had been issued previously in February 2006.

In October 2007, Genoil negotiated a further six month extension of short term notes in connection with loans from entities affiliated with the Corporation's Chairman and Chief Executive Officer. Genoil had originally extended the maturity date of the original notes and also the term of the original warrants from April 6, 2007 until October 6, 2007.

In November the Company agreed to convert the long term notes held by a major investor into preferred shares. More detail can be found in the financial statements.

OVERALL PERFORMANCE

As the Company has no sales, cost of sales, discontinued operations or extraordinary items, discussion will focus on expenses and liquidity.

SUMMARY OF QUARTERLY RESULTS

The following table provides a summary of the Company’s key financial performance measures for the quarter ended September 30, 2007 and the five preceding quarters:

SELECTED QUARTERLY DATA

	2006-Q2	2006-Q3	2006-Q4	2007-Q1	2007-Q2	2007-Q3

Working capital (deficiency)	(1,688,531)	1,353,684	(92,638)	(1,185,888)	2,733	(630,875)

Long term debt	2,224,343	2,145,522	2,157,505	2,222,230	2,231,225	2,293,807

Total assets	5,464,250	7,969,449	6,481,575	5,436,438	6,513,147	5,428,009

Accumulated deficit	34,488,529	41,597,409	43,779,493	45,608,907	49,924,544	51,934,068

Cash flow used in operations	1,149,090	1,014,644	1,401,244	1,120,235	1,040,707	1,422,589

SELECTED EXPENSES

	2006-Q2	2006-Q3	2006-Q4	2007-Q1	2007-Q2	2007-Q3

Human resources	443,716	353,009	778,675	591,757	673,864	651,865

Business development	256,025	246,501	278,995	280,555	259,671	112,410

Professional fees	172,684	107,372	346,163	114,836	116,980	88,311

Stock-based compensation	1,216,329	1,683,039	1,446	349,850	2,434,987	468,433

Human resources decreased for the quarter as director’s fees for the six months were expensed in Q2.  The reduction in business development and professional fees are seasonal in nature and are expected to increase in future.

Stock-based compensation represents the fair market value of options granted. Fewer options were granted in Q3 after a substantial grant in Q2 to adjust employee compensation to stay competitive in the
Alberta’s work environment.

LIQUIDITY

The Company used $ 1,422,589 of cash in its operations during the quarter.

This was financed with a combination of residual cash on the balance sheet from prior private placements and the options exercised.

The Company’s operations continue to consume cash. As it has in the past, the Company arranged with and among its affiliates to infuse further funding to support its working capital requirements for the foreseeable future.

In April the Company negotiated a six month extension on 78% of the short term convertible notes and accrued interest that was due on April 6, 2007. These notes had an original face value of $760,785, have accrued interest of $95,109 and had 253,595 warrants attached. All the terms of the original agreement remained unchanged except for the term of the notes and warrants that have been extended for six months. These notes are held by parties related to a director and officer of the Company. On October 6, 2007 the term on these notes were again extended by six months under the same terms.

The balance of the notes, with an original face value of $208,040, were not extended and are now callable. The Company has entered into a funding agreement with two parties in case these notes are called. For a period of 12 months, they have committed to lend the Company the required amount on substantially the same terms and conditions that applied to the original notes. One of the parties is an officer and director of the Company.

During May, 2007 the Company arranged for a $1 million credit facility with its CEO and Chairman to ensure it has sufficient working capital during the following 12 months. This facility does not bear interest. Instead 600,000 warrants at $0.61 with a term of 12 months were issued to him.

On June 28, the Company successfully raised about C$2.8 million in an oversubscribed private placement. The placement was done in two tranches, with the second tranche completed on July 10. In total the Company issued 5,130,382 shares at US$0.52 and 1,282,596 warrants to raise US$2,667,800. The warrants have an exercise price of US$0.78 and a term of three years.

The Company is confident that it has sufficient capital to finance its continuing marketing efforts until it raises further capital.

The Company’s long term debt, with a redemption value of $5,209,225, matures in 2014 and is non-interest bearing.

Genoil’s business is capital intensive, requiring cash infusions on a regular basis as it seeks to grow, develop and market its technologies. The Company is actively pursuing contracts for its GHU and as a consequence, the demand for cash will not diminish in the short-run and cash flow is expected to continue to be negative for the foreseeable future.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration.

The Company’s use of cash may increase in the future as it expands operations to meet near term business opportunities. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

COMMITMENTS AND CAPITAL EXPENDITURES

The Company currently has no material commitments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company currently has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

See “Liquidity” above for details of funding arrangements made with the Chairman and CEO of the Company.

ACCOUNTING POLICIES

There were no changes in accounting policies or adoption of new policies during the period.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, amount due to related parties, notes payable and convertible debentures. The fair value of the financial instruments other than convertible debentures approximate carrying values due to their short term nature or bearing interest rates that are similar to current market rates. The fair value of the convertible debentures was calculated using discounted cash flow analysis and approximates the carrying value, as the implicit interest rate is similar to current market rates.

OUTSTANDING SHARE DATA

The following table sets out the number of common voting shares if all convertible securities were converted into shares on September 30, 2007:

Number
Shares outstanding	231,396,757
Issuable under options	36,607,250
Issuable under warrants	7,026,528
Issuable under convertible notes	13,130,916

288,161,451

EVALUATION OF DISCLOSURE CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

For the nine months ended September 30, 2007 the CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators and as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) and have concluded that such controls and procedures are not effective as a result of material weaknesses in internal controls as discussed below.

MANAGEMENT REPORT ON INTERNAL CONTROL

Management is responsible for establishing and maintaining adequate internal control over financial reporting of the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP).

The Company's internal control over financial reporting includes those policies and procedures that

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

A material weakness in internal controls is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements would not be prevented or detected on a timely basis by the Company.

We note, however, that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues including instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, our control systems may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected and could be material and require a restatement of our financial statements.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that the Company's internal control over financial reporting was not effective as of December 31, 2006.

Due to the Company’s size, and its inability to segregate incompatible functions among its employees, there are inherent weaknesses in the Company’s internal controls to provide reasonable assurance regarding the reliability of financial reporting. The lack of sufficient personnel has resulted in ineffective segregation of duties that if left unremediated, may not prevent or detect material misstatements to annual or interim financial statements. Accordingly, management has determined that this deficiency constitutes a material weakness.

Management and the Board of Directors are currently working on developing compensating controls to mitigate the risk of ineffective segregation of duties. Genoil Inc. will continue to monitor its internal controls and implement appropriate improvements as required.

During 2006 and the first three quarters of 2007, the Company, with the assistance of external consultants,

has implemented a number of small improvements to its internal control system and plans to continue this process during 2007.

RISKS

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the Company’s ability to continue to raise the necessary capital to fund the commercialization of its patents and technology rights. There is no certainty that the Company will be able to raise the necessary capital.

To date the Company has not achieved commercial operations from its various patents and technology rights. The future of the Company is dependent upon its ability to obtain additional financing to fund the development of commercial operations.

The Company has not earned profits to date and there is no assurance that it will earn profits in the future, or that profitability, if achieved, will be sustained. The commercialization of the Company’s technologies requires financial resources and there is no assurance that capital infusions or future revenues will be sufficient to generate the funds required to continue the Company’s business development and marketing activities. If the Company does not have sufficient capital to fund its operations, it may be required to forego certain business opportunities or discontinue operations entirely.

INTEREST RATE RISK

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities and due to the long term convertible debenture not bearing interest.

FOREIGN CURRENCY RISK

The Company translates the results of its foreign operations into Canadian currency using rates approximating the average exchange rate for the year. The exchange rates may vary from time to time creating foreign currency risk. At September 30, 2007, the Company had certain obligations denominated in U.S. dollars and there were no contracts in place to manage this exposure. The Company had approximately US$10,223 cash on hand, US$21,300 in deposits and US$22,000 included in accounts payable and accrued liabilities, which is subject to foreign exchange fluctuation.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A constitute forward-looking statements. These statements relate to future events or the Company's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “budget”, “plan”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar words suggesting future outcomes or statements regarding an outlook.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and readers are cautioned not to place undue reliance on forward-looking statements contained in this MD&A.

The forward-looking statements contained in this MD&A are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.